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SEC FILE NUMBER
8-66052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GLADSTONE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1521 WESTBRANCH DRIVE, SUITE 100
(No. and Street)

MCLEAN (City) VIRGINIA (State) 22102 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE (Name) 646-930-1906 (Area Code – Telephone Number) MICHAEL.MARRONE@GLAI (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PRICEWATERHOUSE COOPERS LLP
(Name – if individual, state last, first, and middle name)

655 NEW YORK AVE NW (Address) WASHINGTON (City) DC (State) 20001 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 238 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JACK DELLAFIORA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLADSTONE SECURITIES LLC, as of JUNE 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

COMMONWEALTH OF VIRGINIA
Carol Lynn Kramer
NOTARY PUBLIC
MY COMMISSION EXPIRES January 31, 2024

Signature:

Title:
MANAGING PRINCIPAL

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Gladstone Securities, LLC

Financial Statements and Supplementary Information
As of and for the Year Ended June 30, 2023



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Gladstone Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gladstone Securities, LLC (the "Company") as of June 30, 2023, and the related statements of operations, of member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 as of June 30, 2023 (collectively, the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the



supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Washington, DC
September 7, 2023

We have served as the Company's auditor since 2010.

Gladstone Securities, LLC
Statement of Financial Condition
As of June 30, 2023

Assets		
Cash and cash equivalents	$	1,900,140
Receivable from clearing firm		210,028
Underwriting fee receivable		6,728
Clearing firm deposit		50,000
Prepaid expenses		188,254
Intangible assets		97,266
Due from affiliates[1]		72,772
Total assets	$	2,525,188
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	384,527
Due to affiliates[1]		497,582
Total liabilities		882,109
Commitments and Contingencies (Refer to Note 4)		
Member's equity		1,643,079
Total member's equity		1,643,079
Total liabilities and member's equity	$	2,525,188

[1] See Footnote 5 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Operations
For the Year Ended June 30, 2023

Revenue

Revenue from contracts with customers (related party[1])		
Investment banking fees	$	1,957,438
Dealer management fees		8,365,561
Real estate advisory fees		227,024
Underwriting fees		67,275
Total revenues from contracts with customers		10,617,298
Other revenues		29,143
Total revenues		10,646,441

Operating expenses

Salaries, incentive compensation, employee benefits and payroll taxes[1]	3,864,154
Broker-dealer securities commissions	6,285,021
Professional services	243,883
Clearing fees	62,750
Taxes and licenses	144,892
Travel and meals	20,096
Rent[1]	33,214
Telecommunications[1]	43,413
Insurance[1]	57,532
Offering diligence expense	111,652
Underwriting expense	6,750
Other operating expenses[1]	88,519
Total expenses	10,961,876

Net loss	$	(315,435)

[1] See Footnote 5 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Member's Equity
For the Year Ended June 30, 2023

Balance, June 30, 2022	$	958,514
Net loss		(315,435)
Capital contribution from member		1,000,000
Balance, June 30, 2023	$	1,643,079

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Cash Flows
For the Year Ended June 30, 2023

Cash flows from operating activities		
Net loss	$	(315,435)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) in underwriting fee receivable		(6,728)
Decrease in receivable from clearing firm		568,478
(Increase) in prepaid expenses		(34,663)
(Increase) in due from affiliates[1]		(66,597)
(Decrease) in accounts payable and accrued expenses		(521,638)
(Decrease) in due to affiliates[1]		(52,240)
Net cash used in operating activities		(428,823)
Cash flows from financing activities		
Capital contribution from member		1,000,000
Net cash provided by financing activities		1,000,000
Net increase in cash and cash equivalents		571,177
Cash and cash equivalents, beginning of year		1,328,963
Cash and cash equivalents, end of year	$	1,900,140

[1] See Footnote 5 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   Gladstone Securities, LLC (the "Company", formerly known until December 1, 2009 as Circadian Partners, LLC), was formed on April 4, 2003 as a limited liability company under the laws of the state of Connecticut. The Company became a broker-dealer on November 18, 2003, is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of The Gladstone Companies, Inc. (the "Parent").

   The Company provides distribution and investment banking services for affiliated companies of the Parent and certain portfolio companies thereof, many of which are advised by Gladstone Management Corporation ("GMC"). The Company's FINRA membership agreement permits the Company to raise private equity capital on a firm commitment or best-efforts basis for both affiliated and nonaffiliated third-parties. As further described in Note 3, the Company has claimed an exemption from Securities Exchange Act Rule 15c3-3 (17 C.F.R. §240.15c3-3 or the "Customer Protection Rule") under section (k)(2)(ii) of that rule for the portion of its business activities cleared via a clearing broker on a fully disclosed basis. For the remaining business activities, the Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in Footnote 74 of SEC Release No. 34-70073.

   On August 10, 2022, FINRA approved a change to the Company's membership agreement to allow it to provide capital raising services on a firm commitment basis, in addition to a best-efforts basis. As a result of the change, the Company's minimum net capital requirement increased from $5,000 to $100,000, effective as of August 31, 2022.

2. **Summary of Significant Accounting Policies**

   The accounting policies that materially affect the determination of financial condition, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates

   The Company's financial statements are prepared on the accrual basis of accounting in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

   Cash and Cash Equivalents

   Cash and cash equivalents include demand deposits and investments in money market funds with maturities of three months or less when purchased. Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. At June 30, 2023, the Company had invested $1,025,979 in the Invesco Government and Agency Money Market Fund. The Company's investment in this fund is classified as a Level 1 investment in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements. All the Company's cash and cash equivalents are held in the custody of United States financial institutions. At times, amounts may exceed federally insured limits. The Company monitors the credit standing of these financial institutions and mitigates risk by depositing funds with major banking institutions.

   Prepaid Expenses

   Prepaid expenses consist of annual subscriptions and insurance premiums which are amortized on a straight-line basis over their respective useful lives.

Intangible Assets

Intangible assets are indefinite-lived and consist of the purchase price for the broker-dealer license, as well as capitalized regulatory fees. Pursuant to applicable GAAP, the Company performed a qualitative assessment as of June 30, 2023, to determine if there is a greater than 50% likelihood that the fair values of its intangible assets exceeded their carrying amounts. Based on this assessment, the Company concluded there was a greater than 50% probability that the fair value of each of its intangible assets exceeded its carrying value and, therefore, the Company was not required to perform a further quantitative assessment. Accordingly, no impairment was recognized for the year ended June 30, 2023.

Revenue Recognition

The Company accounts for revenue under ASC Topic 606, Revenue from Contracts with Customers.

A summary of the performance obligations and revenue recognition for each of the Company's business activities is included in the table below:

Revenue Stream	Performance Obligation	Revenue Recognition
Investment banking fees	To provide investment banking and related diligence services to portfolio companies of affiliates.	Fees are generated and earned at settlement date when paid.
Dealer management fees	To serve as the dealer manager in distribution of certain offerings of stock of affiliates.	Fees are generated and earned on a trade-date basis, when the Company's obligation to its customer is satisfied.
Real estate advisory fees	To provide mortgage placement services to affiliates.	Fees are generated and earned at mortgage settlement date when paid.
Underwriting fees	To provide underwriting services to affiliates and non-affiliates.	Fees are generated and earned on trade date.

A further description of the Company's revenue streams are as follows:

Investment Banking Fees

Investment banking fee revenue includes investment banking fees and related diligence services derived from contractual agreements with portfolio companies of certain of the Company's affiliates, Gladstone Investment Corporation ("Investment") and Gladstone Capital Corporation ("Capital"). Such fees are generally earned and received on the settlement date of portfolio company transactions. The investment banking fees, earned and payable upon closure, are determined as a percentage of the entry or exit amount of the portfolio company deal. Generally, these fees range from 0.5% to 1.0% of the exit or entry amount. During the year ended June 30, 2023, the Company earned investment banking fees of $1,094,938 and $862,500 from transactions entered into by Capital and Investment, respectively.

Dealer Management Fees

The Company entered into a Dealer Manager agreement with Gladstone Land Corporation ("Land"), effective February 20, 2020, to serve as exclusive dealer-manager in connection with the primary offering of up to 20,000,000 shares of Land's 6.0% Series C Cumulative Redeemable Preferred Stock (the "Land Series C Preferred Stock"), and up to 6,000,000 shares of the Series C Preferred Stock pursuant to a dividend reinvestment plan ("DRIP").

On August 24, 2022, Land entered into an amended and restated dealer manager agreement (the "A&R Dealer Manager Agreement") with the Company. The A&R Dealer Manager Agreement amended and restated that certain Dealer Manager Agreement, dated February 20, 2020, by and between Land and the Company (the "Original Agreement"), to (i) reduce the amount of shares of the Land Series C Preferred Stock offered by Land to (a) 10,200,000 shares of the Land Series C Preferred Stock on a "reasonable best efforts" basis (the "Primary Offering"), and (b) 200,000 shares of the Land Series C Preferred Stock

pursuant to Land's DRIP to those holders of the Land Series C Preferred Stock who participate in such DRIP; and (ii) reduce the duration of the period during which shares of the Land Series C Preferred Stock may be offered for sale to the earlier of (a) December 31, 2022 (unless earlier terminated or extended by the board of directors of Land) or (b) the date on which all 10,200,000 shares of the Land Series C Preferred Stock offered in the Primary Offering were sold. The terms of the A&R Dealer Manager Agreement were otherwise substantially the same as the terms of the Original Agreement. The offering was terminated December 31, 2022 at which point all the 10,200,000 shares offered in the primary offering and all the 200,000 shares offered pursuant to the DRIP had been sold. On June 8, 2023, the Land Series C Preferred Stock was listed on the Nasdaq Global Market ("Nasdaq"). During the year ended June 30, 2023, the Company earned dealer management fees of $7,402,003 related to this Dealer Manager agreement.

The Company entered into a Dealer Manager agreement with Gladstone Commercial Corporation ("Commercial"), effective February 20, 2020, to serve as exclusive dealer-manager in connection with the primary offering of up to 20,000,000 shares of Commercial's 6.0% Series F Cumulative Redeemable Preferred Stock (the "Commercial Series F Preferred Stock"), and up to 6,000,000 shares of the Commercial Series F Preferred Stock pursuant to a DRIP. The offering of the Good Series F Preferred Stock will terminate on the date that is the earlier of (1) June 1, 2025 (unless earlier terminated or extended by Good's Board of Directors) and (2) the date on which all 20,000,000 shares of the Good Series F Preferred Stock offered in the Primary Offering are sold. The offering period for the DRIP will terminate on the earlier of (1) the issuance of all 6,000,000 shares of the Land Series C Preferred Stock under the DRIP and (2) the listing of the Land Series C Preferred Stock on the Nasdaq or another national securities exchange. Through June 30, 2023, 851,660 of the 20,000,000 and 31,277 of the 6,000,000 shares of the Commercial Series F Preferred Stock had been sold under the primary offering and DRIP, respectively. During the year ended June 30, 2023, the Company earned dealer management fees of $631,936 related to this Dealer Manager agreement.

The Company entered into a Dealer Manager agreement with Land, effective November 9, 2022, to serve as exclusive dealer-manager in connection with the offering of up to 8,000,000 shares of Land's 5.0% Series E Cumulative Redeemable Preferred Stock (the "Land Series E Preferred Stock"). The offering of the Land Series E Preferred Stock will terminate on the date that is the earlier of (1) December 1, 2025 (unless earlier terminated or extended by Land's Board of Directors) and (2) the date on which all 8,000,000 shares are sold. Through June 30, 2023, 166,009 of the 8,000,000 shares of the Land Series E Preferred Stock had been sold. During the year ended June 30, 2023, the Company earned dealer management fees of $331,622 related to this Dealer Manager agreement.

The Company entered into a Dealer Manager agreement with Capital, effective May 31, 2023, to serve as exclusive dealer-manager in connection with the offering of up to 6,000,000 shares of Capital's 6.25% Series A Cumulative Redeemable Preferred Stock (the "Capital Series A Preferred Stock"). The offering of the Capital Series A Preferred Stock will terminate on the date that is the earlier of (1) December 1, 2026 (unless earlier terminated or extended by Capital's Board of Directors) and (2) the date on which all 6,000,000 shares are sold. Through June 30, 2023, none of the 6,000,000 shares of the Capital Series A Preferred Stock had been sold. During the year ended June 30, 2023, the Company earned $0 in dealer management fees related to this Dealer Manager agreement.

Under each of these dealer manager agreements, Gladstone Securities provides certain sales, promotional and marketing services in connection with the offerings, and the securities issuer pays Gladstone Securities (i) selling commissions of up to 7.0% of the gross proceeds from sales of the shares in the offerings and (ii) a dealer manager fee of up to 3.0% of the gross proceeds from sales of the shares in the offerings (the "Dealer Manager Fee"). As the exclusive dealer manager, the Company has primary responsibility for marketing, soliciting, and distributing Land's Series C Preferred Stock, Land's Series E Preferred Stock, Commercial's Series F Preferred Stock and Capital's Series A Preferred Stock. The Company has control over the selection and use of third parties, such as participating dealers or wholesalers, in performing these services and has pricing discretion with these third parties. Therefore, the Company records both dealer manager revenue from the issuers and the associated costs from participating dealers and wholesalers on a gross basis on the Company's statement of operations. Likewise, amounts due to and due from these transactions are recorded gross on the Company's statement of financial position.

Real Estate Advisory Fees

Real estate advisory fee revenue is earned from mortgage acquisition services provided by the Company to Commercial and Land, both affiliates of the Company.

The Company entered into an agreement with Commercial, effective June 18, 2013, for the Company to act as a non-exclusive agent to assist Commercial with arranging mortgage financing for properties. In connection with this engagement, the Company may solicit the interest of various commercial real estate lenders or recommend third party lenders to Commercial. Commercial

pays the Company a real estate advisory fee in connection with the services it provides for securing mortgage financing. The amount of these financing fees, which are earned and payable upon closing of the financing, are based on a percentage of the amount of the mortgage, generally ranging from up to 0.5% to a maximum of up to 1.0% of the mortgage obtained. The amount of the financing fees may be reduced or eliminated, as determined by the Company and Commercial after taking into consideration various factors, including, but not limited to, the involvement of any third-party brokers and market conditions. During the year ended June 30, 2023, the Company earned real estate advisory fees of $167,424 related to this agreement.

The Company entered into an agreement with Land, effective April 12, 2017, for the Company to act as a non-exclusive agent to assist Land with arranging mortgage financing for properties. The terms of the agreement are substantively similar to the agreement between the Company and Commercial described above. During the year ended June 30, 2023, the Company earned real estate advisory fees of $59,600 related to this agreement.

Both agreements were renewed on July 11, 2023 by Commercial and Land; the new termination dates for these agreements are August 31, 2024.

Underwriting Fees

Underwriting fees are recorded when the transactions are completed. Transaction-related expenses, expenses directly associated with the transaction, are recognized as incurred. Underwriting fee revenue and the related expenses are presented gross on the statement of operations.

The Company is a party to an underwriting agreement with Investment whereby the Company served as a member of an underwriting syndicate that sold, on a "firm commitment" basis, $74,750,000 of Investment's 8% Notes due 2028. The total underwriting fee was $747,500, out of which the Company was allocated 9% of the fees and earned an underwriting fee of $67,275 (before out-of-pocket expenses) in the fiscal year ended June 30, 2023.

Income Taxes

The Company is a single member limited liability company which is wholly owned by its Parent. The Company's results will be reported on its Parent's federal and state income tax returns. The Company is a disregarded entity for both U.S. federal and state income tax purposes and there is no tax sharing agreement between the Company and its Parent. The Company has no obligation or commitment to fund any tax liability held by its Parent and accordingly, no tax recognition is reflected in the Company's financial statements.

Recent Accounting Pronouncements

No recently issued accounting standards are expected to have a material impact on our results of operations or financial position.

3. Regulatory Requirements

The Company operates four lines of business: investment banking, real estate advisory, dealer management and underwriting services. The Company's investment banking and real estate advisory businesses are forms of merger and acquisition advisory services while dealer management services are distribution services conducted either via a clearing broker or pursuant to SEC Rule 15c2-4 (see Note 2).

As disclosed in Note 1, the Company claims exemption from the Customer Protection Rule under paragraph (k)(2)(ii) for the portion of its dealer management business cleared on a fully disclosed basis through its clearing firm, RBC Capital Markets, LLC ("RBC") (see Note 6). This portion of the business represented approximately 79% of dealer manager revenue during the year ended June 30, 2023.

The Company does not claim exemption from the Customer Protection Rule for its investment banking, real estate advisory, underwriting services, and the remaining portion of its dealer management lines of business (representing the remaining 21% of dealer management revenue during the year ended June 30, 2023). The Company operates as a non-covered firm consistent with Footnote 74 of SEC Release No. 34-70073 and associated SEC Staff Guidance.

As the Company claims exemption from the Customer Protection Rule for certain lines of business it is not required to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 nor is it required to prepare the Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15:1.

The Company had basic net capital of $1,257,539 at June 30, 2023, which was $1,157,539 in excess of its required minimum net capital.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2023 was 0.7015:1.

4. Commitments and Contingencies

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with customers. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies as of June 30, 2023. Additionally, there are no liabilities subject to subordination, and thus, the *Statement of Changes in Liabilities Subordinated to Claims of General Creditors* has been omitted.

5. Related-Party Transactions

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration, LLC ("Administration"). GMC and Administration, pursuant to a written expense sharing agreement, have agreed to provide certain administrative services to the Company and the Company has agreed to reimburse its affiliates for the costs of such services. As provided in this expense sharing agreement, the Company has allocated these expenses on a reasonable basis that equates the proportional cost of the service or product to the proportional use of or benefit derived from the service or product. Generally, this proportionate use is derived based on employee hourly activity.

As of June 30, 2023, the Company had five employees, and averaged approximately seven employees for the fiscal year, who are dedicated to its Dealer Management operations. In addition to these direct employees, the Company indirectly makes use of the services of employees of GMC as well as Gladstone Administration, LLC ("GAL"), both of which are subsidiaries of the Parent. These services are provided pursuant to the "Amended and Restated Administrative Services and Expense Sharing Agreement" with GMC and GAL, under which the Company is allocated on a monthly basis its proportional share of services or costs incurred on its behalf. These include accounting, administrative, communications, information technology, personnel, professional fees, travel and any other reasonable services requested by the Company as agreed to by Parent. Costs are allocated based on time allocations provided by the GMC and GAL employees, and specific invoice information.

On April 26, 2023, the Company's Parent made a capital contribution of $1,000,000 to the Company.

During the year ended June 30, 2023, the Company incurred the following expenses from affiliates as follows:

	GMC		Administration		Total
Salaries, incentive compensation, employee benefits and payroll taxes[1]	$	952,566	$	651,704	$ 1,604,270
Rent		13,038		20,175	33,213
Telecommunications		10,195		14,354	24,549
Insurance		6,733		7,853	14,586
Other		13,096		13,774	26,870
Total Expenses from Affiliates	$	995,628	$	707,860	$ 1,703,488

These expenses are recorded as due to affiliates on the Company's Statement of Financial Condition. During the year ended June 30, 2023, the Company paid $1,039,252 and $762,128 to GMC and Administration, respectively, of amounts previously recorded as due to affiliates. At June 30, 2023, the Company owed $361,943.43 and $135,629.47 to GMC and Administration, respectively, pursuant to this expense sharing agreement.

As disclosed in Note 2, the Company entered into a Dealer Manager agreement with Commercial to serve as exclusive dealer-manager in connection with the offering of Commercial's Series F Preferred Stock. At June 30, 2023, the Company had receivables of $56,952 due from Commercial related to the Dealer Manager agreement and related marketing expenses.

As disclosed in Note 2, the Company entered into a Dealer Manager agreement with Capital to serve as exclusive dealer-manager in connection with the offering of Capital's Series A Preferred Stock. At June 30, 2023, the Company had receivables of $12,023 due from Capital related to the Dealer Manager agreement and related marketing expenses.

As disclosed in Note 2, the Company entered into a Dealer Manager agreement with Land to serve as exclusive dealer-manager in connection with the offering of Land's Series E Preferred Stock. At June 30, 2023, the Company had receivables of $3,570 due from Land related to the Dealer Manager agreement and related marketing expenses.

6. **Clearing Broker**

As disclosed in Note 3, the Company clears 79% of dealer manager revenue for dealer management transactions through RBC on a fully disclosed basis. For the year ended June 30, 2023, the Company paid $62,750 in fees to RBC. The Company has receivables of $210,028 due from RBC for cleared and settled trades for which RBC had yet to remit payment to the Company. At June 30, 2023 the Company had $50,000 on deposit with RBC.

7. **Subsequent Events**

The Company evaluated all events that have occurred subsequent to June 30, 2023 through September 7, 2023, the date these financial statements were available for issuance, and determined that [with the exception of the following,] there have been no events that require disclosure.

Real Estate Advisory Agreements

The agreements with Commercial and Land were renewed on July 11, 2023. Refer to Note 2 for further information.

Gladstone Securities, LLC
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of June 30, 2023   Schedule I

Computation of Net Capital		
Member's equity	$	1,643,079
Non-allowable assets:		
Prepaid expenses		(188,254)
Due from affiliates		(72,772)
Underwriting fee receivable		(6,728)
Intangible assets		(97,266)
Net capital before haircuts		1,278,059
Haircuts - money market mutual funds		(20,520)
Net capital		1,257,539
Less: Minimum net capital required at 6.67% of aggregated indebtedness ($100,000 if higher)		(100,000)
Excess net capital	$	1,157,539
Total aggregate indebtedness	$	882,109
Ratio of aggregate indebtedness to net capital		0.7015 : 1

There are no material differences between the above calculations and the calculations as included in the Company's amended FOCUS report as of June 30, 2023, filed on August 23, 2023.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

As disclosed in Notes 1 and 3, the Company claims exemption from Securities Exchange Act Rule 15c3-3 (17 C.F.R. §240.15c3-3 or the "Customer Protection Rule") under paragraph (k)(2)(ii). Therefore, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 has been omitted.

Gladstone Securities, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of June 30, 2023 **Schedule III**

Information Relating to Possession or Control Requirements:

As disclosed in Notes 1 and 3, the Company claims exemption from Securities Exchange Act Rule 15c3-3 (17 C.F.R. §240.15c3-3 or the "Customer Protection Rule") under paragraph (k)(2)(ii). Therefore, the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been omitted.

 # GLADSTONE SECURITIES

Gladstone Securities, LLC's Exemption Report

Gladstone Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240, 15c3-3 under the following provisions of 17C.F.R. 240.15c3-3 (k) (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R.240. 15c3-3 (k) throughout the year ended June 30, 2023 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a are limited to the Company's investment banking, real estate advisory, underwriting services, and the remaining portion of dealer management services for transactions not cleared through its clearing firm. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended June 30, 2023 without exception.

Gladstone Securities, LLC

I, Jack Dellafiora, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

September 7, 2023
Date

Jack Dellafiora
Print Name



Report of Independent Registered Public Accounting Firm

To Management and the Board of Managers of Gladstone Securities, LLC

We have reviewed Gladstone Securities, LLC's assertions, included in the accompanying Gladstone Securities, LLC's Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

 (2) The Company stated that it met the identified exemption provision throughout the year ended June 30, 2023 without exception.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to the Company's investment banking, underwriting services, real estate advisory, and dealer management services for transactions not cleared through its clearing firm, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended June 30, 2023 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended June 30, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Washington, DC
September 7, 2023



Report of Independent Accountants

To Management and the Board of Managers of Gladstone Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Gladstone Securities, LLC (the "Company") for the year ended June 30, 2023. Management of Gladstone Securities, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated January 30, 2023 in the amount of $13,112 was compared to check number 001142, and payment dated August 17, 2023 in the amount of $2,753 was compared to check number 001216, noting no differences.
2. Compared the Total Revenue amount reported on page 2 of the Audited Report Form X-17A-5 Part III for the year ended June 30, 2023 to the Total revenue amount of $10,646,441 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2023, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, to the sum of clearing fees and underwriting expense of $69,500 to page 2 of the audited Report X-17A-5 for the year ended June 30, 2023, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $10,576,941 and $15,865, respectively of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, 655 New York Ave NW, Washington, DC 20001
T: (202) 414 1000, www.pwc.com/us



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Management and the Board of Managers of Gladstone Securities, LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Washington, DC
September 7, 2023